EXHIBIT 4.23

Non-executive director appointment letter – Mr Robert G Elstone

Mr Robert George Elstone

9 August 2004

Dear Robert

Letter of Appointment

I am pleased to advise you that at the meeting of the Board of Directors of National Australia Bank Limited (the National) held on 5 – 6 August 2004, the Board approved your appointment as a Non-Executive Director of the National and National Equities Limited (the holding company for the major offshore assets), subject to the regulator, the Australian Prudential Regulation Authority, having no objection to your appointment and receipt of a signed Consent to Act as a Director.

We are delighted that you have indicated that you would accept such an appointment if an invitation was extended to you.  We look forward to your contribution during this period of renewal for the National.

Enclosed is a Consent to Act as a Director & Disclosures on Appointment form which I would ask you to complete and return to the Company Secretary, Mr Garry Nolan, as soon as possible.  Garry’s fax number is 03 8641 4927.  Could you also return the original by post to the address at the end of this letter.  In addition, a BR4 form is enclosed which I would ask you to complete and return.  This form is required to be lodged with the Companies House in Britain.

We are preparing a draft announcement to the market and the media concerning your appointment and Garry will provide a copy of this to you for your consideration, prior to its release.

Also enclosed is a form headed Staff in Confidence which I would ask you to complete and return.  Through this form you authorise to National to undertake a police check on you as required by the National’s internal policies and by the regulators.

In addition to expressing our delight that you will be joining the Board of the National, when all of the formalities are completed, this letter is intended to inform you of the terms of your appointment to the office of Non-Executive Director of the National and National Equities Limited.  It should be read in conjunction with, and is subject to, the National’s Constitution (a copy of which is attached to this letter), and the charters and policies approved from time to time by the Board, including the Board Charter (a copy of which is attached to this letter).  Such charters and policies may be changed by the Board from time to time.

Following your formal appointment, you will hold office until the next Annual General Meeting of the National which will be held on 31 January 2005, at which time you will stand for election by the shareholders as a Director of the National.

Please acknowledge that you have read, understand and accept the contents of this letter by signing the enclosed copy of this letter and returning it to the Company Secretary.

1                                          Board members

The Chairman of the Board is Mr Graham Kraehe, an Independent Non-Executive Director.

The other Independent Non-Executive Directors, at present, are:

•                                           Dr Brian Clark (standing down in late August 2004);

•                                           Mr Peter Duncan;

•                                           Dr Ken Moss (standing down in late August 2004);

•                                           Mr Geoff Tomlinson;

•                                           Dr Ed Tweddell (standing down in late August 2004); and

•                                           Mr Malcolm Williamson.

Mr John Stewart is the Managing Director & Group Chief Executive, the only executive director at this time.

The Company Secretary is Mr Garry Nolan.  Mr Nolan can be contacted on (03) 8641 3505.

Further details of Board members can be obtained from the Company Secretary.

2                                          Terms of appointment

2.1                                Qualifications

To qualify for the office of Director of the National, you must:

•                                           be under 70 years of age; [Article 10.9]

•                                           not be disqualified or suspended from managing corporations and must otherwise be permitted by law to act as a director of a company; [s203B Corporations Act and Part 2D.6]

•                                           sign a Confidentiality Deed which prohibits you from disclosing any matters, affairs or concerns of the National; [Article 11.8 of the National’s Constitution] and

•                                           hold at least 2,000 fully paid shares in the National in your own right within two months after your appointment.  [Article 10.8]

2.2                                Term

Following your appointment by the Board, you hold office until the first Annual General Meeting of the National after the date of your appointment.  You are then eligible for election to the position of Director by resolution of the shareholders of the National at that Annual General Meeting.  [Articles 10.12 and 10.13]

Once you have been elected to the office of Director by resolution of the shareholders of the National in General Meeting, you will be subject to the rotation of Directors provided for in Articles 10.3 to 10.7 of the National’s Constitution.  Broadly, these Articles provide that at each Annual General Meeting one-third of the Directors for the time being and any other Director not in such one-third who has held office for three years or more must retire from the office and is eligible for re-election.  Please refer to the clause 3.8 – Performance evaluation, concerning the process undertaken by the Board to determine if the Board will recommend to shareholders that a Director be re-elected to office.

The National may remove a Director from office as a Director at any time by a resolution passed at a General Meeting.  [Articles 10.3-10.7 and 10.14].

Appointment and removal of Directors is a matter for shareholders.  However, the Board has set a policy limit of 10 years for individual service as a Director, subject to an annual review thereafter.  The Board regards this as an appropriate period of service.  This provided an opportunity for renewal of the Board whilst recognising that Directors who have served on the Board for an extended period of time have gained valuable experiences, insights and historical perspectives regarding the National that would not be easily replaced.  [Clause 7.5 of Board Charter]

2.3                                Vacation of office

Your position becomes vacant if any of the circumstances prescribed under the Corporations Act 2001 (Cwlth) or the National’s Constitution, arise, including the following:

•                                           you are disqualified from managing corporations; [s203B Corporations Act and Part 2D.6]

•                                           you resign from office or refuse to act; [Article 10.28(b)]

•                                           you are removed from office by resolution passed at a General Meeting of the National; [Article 10.28(c)]

•                                           you are not present personally or by an alternate director or proxy at meetings for a continuous period of two months without a leave of absence from the Board; or [Article 10.28(d)]

•                                           you accept or hold any office in another bank without the consent of the Board.  [Article 10.28(f)]

Article 10.28 of the National’s Constitution contains a list of circumstances that, in addition to those prescribed by the Corporations Act, will result in the office of a Director becoming vacant.

2.4                                Relationship with the National

Once appointed, you hold office as a Director of the National.  You are not appointed or designated as an employee of the National nor are you an Executive Director within the meaning of the National’s Constitution.

3                                          Expectations

3.1                                Overview

The National’s expectations of you as a Director are listed in this section.  In many cases, you are obliged to meet these expectations because of your legal duties to the National.  You are encouraged to seek independent legal advice to assist you in the performance of these duties.

3.2                                Time commitment

You must contribute sufficient time to your directorship to enable you to effectively fulfil your duties to the National.  You may also be expected to spend additional time if you are a Board committee member or if you are the Chairman, or a director of a subsidiary of the National.

While most Board and Board committee meetings are held in Melbourne, the Board does visit and hold meetings at interstate and international venues from time to time.

You should inform the Board of any change in circumstances that could affect your ability to commit time to the position.

3.3                                Board meetings

Board meetings are scheduled ten times a year and normally have a duration of two days, with the exception of the annual Board meeting in the United Kingdom which usually has a duration of five days.  A list of the Board Meeting dates for the remainder of 2004 and for 2005 is attached.  It is necessary from time to time to convene an unscheduled meeting.  The National endeavours to keep such meetings to a minimum, however, a Director may convene additional Board meetings at any time.  [Article 12.2]

You are expected to:

•                                           attend Board meetings and ensure that you have fully read all papers relating to agenda items;

•                                           apply your mind to the matters before you and bring your own special skills and experience to your position;

•                                           raise questions and make enquiries when you need more information;

•                                           make sure that any of the Board’s delegates are qualified, reliable and competent to carry out the duties given to them; and

•                                           make sure that you have been provided with accurate, relevant and timely information to reach any decision that will affect the National.  You should not make a decision, and you may refuse to consider any matter, until appropriate information has been provided to you.

3.4                                Board committees and subsidiaries

Currently there are four standing Board committees:  the Audit Committee, Risk Committee, Compensation Committee and the Nomination Committee, and the Board may, from time to time, convene other Board committees.

At present, all Directors are members of the Nomination Committee.

You are expected to serve on one additional committee, and may be asked to serve on more than one, of these Board committees in accordance with the written charters of those committees.  Charters for all Board committees are approved by the Board.

You may also be appointed a director of a subsidiary, or subsidiaries, of the National.

3.5                                Independence

Non-Executive Directors are appointed on the basis that they remain independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment.

The Board has approved the definition of ‘independence’ which is set out in the Board Charter.

The Board regularly reviews Director independence.  You should immediately report to the Board any change in your relationship or the relationship of your associates with the National, or with its management team, which could affect your independence.

3.6                                Insider trading policy and Code of Conduct

Directors are expected to comply with the corporate policies approved from time to time by the Board, including:

•                                             the National’s insider trading policy;

•                                             the National’s Code of Conduct; and

•                                             the Corporate Governance Guide entitled “Role, Duties, Responsibilities and Rights of the Directors of Category A Company”.

Copies of these key policies and codes are attached to this letter.

The insider trading policy restricts dealings in National securities by Directors as well as other officers and employees of the National.  Directors may only deal in such securities in the eight-week periods immediately following either the release of the half year and full year profit announcements (currently made in May and

November) or following the release of a qualifying prospectus.  However, even during such periods, Directors may not deal in National securities if they are aware of any share price sensitive information.  An example of this may be any merger, acquisition or significant disposal activity occurring during the window period.  Further, under the insider trading policy, Directors must not deal in National securities for short-term gain and therefore dealing in the same National securities within a 12-month period is prohibited.  Directors must also discuss their intention to deal in National securities with the Chairman before undertaking any such dealings.

Given the above restrictions, a new Director appointed to the Board, who does not already meet the Director share qualification requirement set out in the National’s Constitution and clause 2.1 of this letter, should acquire such shares as soon as possible before s/he acquires any share price sensitive information.

3.7                                Confidentiality

You are expected to maintain the confidentiality of all materials and information you obtain in connection with your position.  You are also expected to ensure that your representative, if applicable, maintains the confidentiality of such materials and information.

You must comply with the Confidentiality Deed you execute in accordance with Article 11.8 of the National’s Constitution.

3.8                                Performance evaluation

The Board regularly conducts an assessment of its effectiveness using an external facilitator.  This review may include an assessment of individual director performance.

In addition, in advance of you being presented to shareholders for re-election in accordance with the retirement by rotation provisions in the National’s Constitution, a peer review process will be undertaken.  That is, the Board (in your absence) will consider whether the Board will make a recommendation to shareholders in support of your re-election as a Director of the National.

The Nomination Committee will oversee the implementation of this process.

4                                          Duties and powers

4.1                                Duties

At the most general level, your role is to oversee management on behalf of the National, to monitor the National’s business results and to set goals and formulate strategy.  In performing this role, you are subject to a number of legal duties to the National.

A detailed explanation of your duties is provided in the Corporate Governance Guide entitled “Role, Duties, Responsibilities and Rights of the Directors of Category A Company” referred to earlier and attached to this letter.

4.2                                Disclosure of conflicts and material personal interests

If a conflict of interest arises in relation to a matter that will be considered by the Board, you must give the other Directors notice of the conflict, and, if the conflict is a material personal interest in the matter (as defined by section 191(2) of the Corporations Act), you must not be present while the matter is being considered at a Board meeting or vote on the matter.

Further guidance in relation to conflicts and material personal interests is given in the Corporate Governance Guide attached.

4.3                                Powers

The Board has the power to exercise all of the National’s powers, other than the powers which the Constitution and the Corporations Act require to be exercised by the National in General Meeting.  [Article 11.1 and s198A(2) of Corporations Act]

Decisions of the Board are decided by a majority of votes of Directors present and entitled to vote.  Each Director has one vote.  [Articles 12.3 and 12.4]

4.4                                Appointment of Alternate Director

Articles 12.6 - 12.14 of the National’s Constitution provides for a Director to appoint an Alternate Director to act in his / her place, subject to the approval of the majority of the other Directors.  However, it has not been the practice in the National to appoint Alternate Directors.

5                                          Remuneration

5.1                                Remuneration

Non-Executive Directors do not participate in schemes designed to remunerate executives and do not receive share options, performance rights, bonuses or other types of performance based remuneration.

The National does not provide retirement benefits to Non-Executive Directors, other than the superannuation payments described below.

Each Non-Executive Director will receive the fees set out in Schedule 1 of this letter for their directorship.

Additional fees are payable for membership of any Board committees, subsidiary directorships and for the position of Chairman, in accordance with the National’s Constitution.

The Board approves these fees within the limits set by the shareholders of the National in General Meeting.

Shares

Under the National’s Non-Executive Director Share Plan, you will be provided at least 10% of your annual remuneration in the form of National shares, except in limited, unusual circumstances.  There is flexibility to provide a maximum of 40%

of your annual emoluments in the form of National shares.  The Company Secretary will provide you with further information on the Non-Executive Director Share Plan.

Superannuation

Directors may elect to receive part of their remuneration in the form of superannuation contributions.  As a minimum, in accordance with the relevant superannuation guarantee (“SG”) legislation, the National is generally obliged to pay into an approved superannuation fund, superannuation guarantee contributions on behalf of Directors at the rate of 9% of the fees (and any other amounts which fall within the description of “ordinary time earnings” for SG purposes) paid to you.

Other non-cash benefits

If required, the National will provide Directors with a laptop computer to facilitate the electronic receipt of Board papers and receipt of electronic communication material to enable Directors to effectively perform their duties to the National.  Subject to applicable law, financial services may also be provided by the National to Directors under terms and conditions that would normally apply to the public.  [Clause 13.5 of Board Charter]

The Company Secretary will assist you to make arrangements in this regard.

5.2                                Expenses

You are entitled to be reimbursed out of the funds of the National such reasonable travelling, accommodation and other expenses as you may incur when travelling to or from Board meetings or Board committee meetings or when you are otherwise engaged in the business of the National.  [Article 10.18]  I should mention that it is the National’s policy that no more than two Directors should travel by air together at any time.

5.3                                Insurance and indemnity

You have the benefit of the indemnity provided to you in the National’s Constitution.  This indemnity is broad, however, it does not provide protection if the National is prohibited from indemnifying you, for example, where liability is owed to the National.  [Article 21.1 and s199A(2) of the Corporations Act]

You are invited to enter into a Deed of Access, Indemnity and Insurance which mirrors the protection afforded to you under the National’s Constitution.  That deed also includes an undertaking by the National to effect and maintain an appropriate Directors’ and Officers’ Insurance Policy.  A copy of that deed is attached.  Could you please sign the deed and return it at your convenience.

You may also be protected under the National’s Directors & Officers Insurance Policy.  Details of the insurance policy are provided in the brochure attached.

It is important that, if you become aware of any matter that may give rise to an actual or potential claim, or of any circumstances that may lead to such a claim, you contact Global Operational Risk, Insurance & Compliance (Melbourne).

6                                          Induction and training

6.1                                Induction

The National’s Induction Program for Non-Executive Directors is designed to assist them to participate fully and actively in Board decision-making from the date of appointment.

The program enables appointees to gain an understanding of:

•                                             the National’s financial, strategic, operational and risk management position;

•                                             their rights, duties and responsibilities; and

•                                             the role of Board Committees.

The National’s Induction Program involves the supply of reading material, informal discussions with the Group Chief Executive and Executive General Managers, and technical workshops.

From time to time, the Nominations Committee reviews the effectiveness of the Induction Program.

Continuing education

The National is committed to providing its Directors with opportunities to update and enhance their skills and knowledge.  Directors are regularly provided with updates from management and external advisers about key developments in the company and the banking and funds management industries.

Directors are also entitled to attend external seminars, workshops and other training programs that are relevant to the National or to their directorship.  The National will reimburse a Director for any reasonable costs of such additional training.

7                                          Access to information

7.1                                Access to financial records and company books

Under the Corporations Act, a Director has rights of access to the National’s financial records and, for the purposes of legal proceedings to which the Director is a party, the National’s books, at all reasonable times.  [Section 198F and section 290 of the Corporations Act]

The Deed of Access, Indemnity and Insurance grants you access to Board papers and related material.

7.2                                Access to the Company Secretary

The Company Secretary is responsible for providing advice and support to the Board and for ensuring that Directors have sufficient information to make decisions at meetings of the Board.  The Company Secretary also prepares minutes of all Board meetings.

Directors have direct access to, and are entitled to request additional assistance and information from, the Company Secretary.

7.3                                Authority to appoint independent professional advisers

Directors are entitled to seek independent professional advice in relation to their duties and powers as Directors of the National.  The National will reimburse Directors for all reasonable expenses incurred in obtaining such advice, provided that the expenses have been approved by the Chairman and, where appropriate, a copy of the advice is made available to the Board.

8                                          Further guidance and information

If you have any queries about your appointment, please contact the Company Secretary.

The next Board meeting is on 2 – 3 September in Melbourne and the following meeting after that will be in New Zealand on 7 – 8 October.  I will call you to discuss what would be the most suitable starting date for you.

Robert, I and my other Board colleagues and I are looking forward to working with you in the future.

Yours sincerely

[Original signed]

GRAHAM J KRAEHE AO
CHAIRMAN

I acknowledge that I have read, understood and accepted the contents of this letter.

Signed:	[Original signed]

Name:	ROBERT ELSTONE

Date:	12th AUGUST 2004

When you have signed the attached copy of this letter, please return the signed copy to –

Mr GF Nolan
Company Secretary
National Australia Bank Limited
Level 24
500 Bourke Street
MELBOURNE   VIC   3000

Schedule 1: Directors’ Fees as at 9 August 2004

BOARD/COMMITTEE	CHAIRMAN		MEMBER

Principal Board and Board Nomination Committee			A$	137,150

Principal Board Audit Committee	A$	39,000	A$	19,500

Principal Board Risk Committee	A$	39,000	A$	19,500

Compensation Committee	A$	17,550	A$	7,364